mwe.com

January 27, 2023

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park
Christopher Edwards Sasha Parikh Al Pavot

Re:	Intensity Therapeutics, Inc. Amendment No. 11 to Registration Statement on Form S-1 Filed January 13, 2023 File No. 333-260565

Dear Ms. Park:

On behalf of Intensity Therapeutics, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 23, 2023 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (File No. 333-260565) filed by the Company on January 13, 2023 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it with the Commission together with its submission of this response letter. Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response.

Amendment No. 11 to Form S-1 filed January 13, 2023

Our Strengths, page 54

1.	Please expand your discussion to describe the grade 3 and 4 adverse events in your IT-01 study and quantify the number of each type of event, as well as all other serious adverse events. Make similar revisions throughout your document, including in the discussion of your results, to identify all serious adverse events and quantify the number of each type of event.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 55, 56, 65, 66, 67 and 76 of the revised Registration Statement to expand its disclosure of adverse events in its IT-01 study, including quantifying the number of each type of event.

Please contact me at +1 212 547 5553 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its revised Registration Statement on Form S-1.

Sincerely,

/s/ Daniel Woodard

cc: Lewis Bender, Chief Executive Officer